Deutsche Bank Securities Inc.
Equity Capital Markets
60 Wall Street
New York, New York 10005
February 23, 2006
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-1004

Re:	Grubb & Ellis Realty Advisors, Inc. Registration Statement on Form S-11 File No. 33-129190
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of Grubb & Ellis Realty Advisors, Inc. (the “Issuer”) that the effectiveness of the Issuer’s above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time, on February 27, 2006 or as soon thereafter as practicable.
Very truly yours,
DEUTSCHE BANK SECURITIES INC.
As Representative of the several
Underwriters

By:	Deutsche Bank Securities Inc.

By:	/s/ Jeremy Fox
	Name:	Jeremy Fox
	Title:	Director